UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)(1)

ACURA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

00509L802

(CUSIP Number)

David R. Ramsay

Care Capital II, LLC

47 Hulfish Street, Suite 310

Princeton, New Jersey 08542

609-683-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 11, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00509L802		13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Care Capital Investments II, LP

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds * (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person* PN

CUSIP No. 00509L802		13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Care Capital Offshore Investments II, LP

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person* PN

CUSIP No. 00509L802		13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Care Capital II, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person* OO

EXPLANATORY NOTE

This Amendment No. 8 to the Schedule 13D amends and supplements the Schedule 13D, filed March 14, 2003 and amended on December 27, 2012, April 24, 2013, May 8, 2013, May 23, 2013, June 24, 2013, January 30, 2015 and March 9, 2015 (together, the “Schedule 13D”), by the Filing Persons (as defined below) relating to the Common Stock, par value $0.01 per share, of Acura Pharmaceuticals Inc., a New York corporation (the “Issuer”).  The Issuer is filing this amendment to the Schedule 13D solely to update the disclosures set forth therein to include the open market transactions discussed in Item 3 below.

Item 3.                     Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

From May 13, 2016 through the date of this filing, Care Capital Investments II, LP sold 622,425 shares of the Issuer’s Common Stock and Care Capital Offshore Investments II, LP sold 42,699 shares of the Issuer’s Common Stock in open market transactions.

Item 5.                     Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)                                 As of the date of this filing, Care Capital Investments II, LP is the beneficial owner of 0 shares of the Issuer’s Common Stock, representing 0% of the Issuer’s shares of Common Stock outstanding.  As of the date of this filing, Care Capital Offshore Investments II, LP is the beneficial owner of 0 shares of the Issuer’s Common Stock, representing 0% of the Issuer’s shares of Common Stock outstanding.  By virtue of Care Capital II, LLC’s status as general partner of Care Capital Investments II, LP and Care Capital Offshore Investments II, LP, Care Capital II, LLC may be deemed the beneficial owner of shares of the Issuer’s Common Stock held by Care Capital Investments II, LP and Care Capital Offshore Investments II, LP.  Care Capital II, LLC disclaims beneficial ownership of the securities, and this report shall not be deemed an admission that Care Capital II, LLC is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of their pecuniary interest therein.

(b)                                 By virtue of its status as general partner of Care Capital Investments II, LP and Care Capital Offshore Investments II, LP, Care Capital II, LLC, may be deemed to share voting and dispositive power with respect to shares of Issuer’s Common Stock held by Care Capital Investments II, LP and shares of Issuer’s Common Stock held by Care Capital Offshore Investments II, LP.  Care Capital II, LLC disclaims beneficial ownership of the securities and this report shall not be deemed an admission that Care Capital II, LLC is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of their pecuniary interest therein.

(c)                                  Not applicable.

(d)                                 No person, other than Care Capital II, LLC, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by each of Care Capital Investments II, LP and Care Capital Offshore Investments II, LP.

(e)                                  As of the date of this filing, each of the Filing Persons has ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2017	Care Capital II, LLC

	By:	/s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Partner

Dated: January 25, 2017	Care Capital Investments II, LP

	By:	/s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Partner

Dated: January 25, 2017	Care Capital Offshore Investments II, LP

	By:	/s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Partner

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)